

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Via E-mail
Kevin J. Helmick
President and CEO
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

  Re: **Farmers National Banc Corp.**
      Registration Statement on Form S-4
      Filed March 17, 2015
      File No. 333-202822
      Form 10-K for Fiscal Year Ended December 31, 2014
      File No. 001-35296

Dear Mr. Helmick:

   We have limited our review of your above referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed March 17, 2015

The Merger, page 45

Opinion of Boenning & Scattergood, Inc., page 51

1.   We note disclosure here and on page 59 that the Boards and financial advisors appear to have relied on projections provided by both companies. Please disclose these projections in the prospectus.

Exhibit Index

2.   Please file signed and dated versions of your legal and tax opinions.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes To Consolidated Financial Statements

Note 16 – Business Combination, page 77

3.   We note your disclosure on pages 71 and 77 that the contingent consideration payable related to your acquisition of National Associates, Inc. (NAI) was adjusted down by approximately $794 thousand based on the September 30, 2014 fair market value estimation. We also note your disclosure that goodwill related to your acquisition of NAI was impaired by the same amount and the two adjustments offset resulting in a zero impact to the Company's consolidated statements of income for the year ended December 31, 2014. Please tell us the following so that we may better understand your accounting:

   • Please provide us and revise future filings to disclose a detailed description of the contingent consideration arrangement with NAI. Refer to ASC 805-30-50-1.c.2.

   • Please tell us in what balance sheet line item you present the contingent consideration.

   • Please tell us whether you accounted for the change in fair value of the contingent consideration as a measurement period adjustment or subsequent adjustment under ASC 805 and explain how you made that determination. Refer to ASC 805-30-35.

   • If you recorded the contingent consideration fair value adjustment as a measurement period adjustment based on a provisional amount please tell us how you determined that adjustment is based on information in existence at the acquisition date.

   • Please tell us in detail how you measured the fair value of contingent consideration as of the acquisition date. We note your disclosure on page 71 that during the initial valuation of NAI, future income projections were not fully attained.

   • Please tell us in detail how you measured the fair value of contingent consideration as of September 30, 2014.

   • Please provide us with a summary of your Step 1 and Step 2 goodwill impairment tests that resulted in the goodwill impairment related to NAI as of September 30, 2014. Please identify the inputs and significant assumptions that most impacted the values and provide a qualitative and quantitative description of these inputs and assumptions. Also, tell us if you calculated the goodwill impairment independent of the contingent consideration fair value adjustment and explain why they are the same amount.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 87</u>

4.   Please amend your 10-K or tell us why you have incorporated portions of your 2012
        proxy, but not your 2015 proxy, in response to Item 201(d) of Regulation S-K. In this
        regard we note that Item 201(d)(1) of Regulation S-K requests disclosure "as of the end
        of the most recently completed fiscal year" and that features of your 2012 Equity
        Incentive Plan appear to have materially changed since December 11, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael Volley, Staff Accountant, (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: J. Bret Treier, Esq.